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[Cidera, Inc. letterhead]


December 4, 2000


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Attn: James Lopez, Esq.

Re: Cidera, Inc. Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-32628)

Ladies and Gentlemen:

     Due to market conditions, Cidera, Inc. (the "Registrant") hereby withdraws the Registrant's Registration Statement on Form S-1 (File No. 333-32628) initially filed with the Commission March 16, 2000. The Registrant hereby confirms that none of the securities offered by means of the Registration Statement have been sold.


Sincerely,

Cidera, Inc.

/s/ Edward D. Postal
Edward D. Postal
Chief Financial Officer